Exhibit 99.3

900 Third Avenue 24th Floor New York, NY 10022 USA

dwpv.com

Granite Real Estate Investment Trust

Toronto-Dominion Centre

77 King Street West, Suite 4010

Toronto, ON M5K 1H1

Canada

Re:	Prospectus Supplement Granite REIT

We refer to the prospectus supplement dated November 3, 2021 to a short form base shelf prospectus dated October 1, 2021 (the “Prospectus”) relating to an offering of up to $250,000,000 of Stapled Units, as described in more detail in the Prospectus.

We hereby consent to (i) the reference to our name in the Prospectus filed with the United States Securities and Exchange Commission pursuant to the United States Securities Act of 1933, as amended and (ii) the inclusion of our opinions dated as of November 3, 2021 under the heading “Certain United States Federal Income Tax Considerations” in the Prospectus.

In giving this consent, we do not acknowledge that we come within the category of persons whose consent is required by the United States Securities Act of 1933, as amended, or the rules and regulations thereunder.

Yours very truly,

/s/ Davies Ward Phillips & Vineberg LLP